Hiveskill LLC
Statement of Changes in Members' Equity
From April 30, 2020 (Inception) to December 31, 2020
(Unaudited)

	Common Units		Members'	Retained	Total Members'
	Units	Amount	Contributions	Earnings	Equity
Balance, April 30, 2020 (Inception)	-	$ -	$ -	$ -	$ -
Net income	-	-	-	-	-
Balance, December 31, 2020	-	$ -	$ -	$ -	$ -